Filed by Forest Oil Corporation

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:	The Houston Exploration Company
Commission File No.:	333-140532

The following materials were presented by representatives of Forest Oil Corporation at an investor conference on May 21, 2007.

Goldman Sachs Investor Tour May 21, 2007

Forest Oil Corporation Snapshot Fully Diluted Shares Outstanding ( MM ) 63.5 Equity Market Capitalization ( 5/18/07 $MM ) 2,543 Net Debt ( 3/31/07 $MM ) 1,207 Enterprise Value ( $MM ) 3,750 Pro Forma Proved Reserves ( 12/31/06 Bcfe ) 1,455 Proved Developed Percentage (%) 71 2006 Production ( MMcfe/d ) 310 R / P Ratio ( Years ) 12.9

THX /FST Production Areas FST Production Areas Assets Strengthen Our Growth Areas * Forest’s estimated proved reserves as of December 31, 2006 ** Forest’s THX estimated proved reserves as of September 30, 2006 Canada Reserves (Bcfe) 2006 Prod. (MMcfe/d) 12/31/06 Net Acreage (M) - - - 232 85 733 232 85 733 Reserves (Bcfe) 2006 Prod. (MMcfe/d) 12/31/06 Net Acreage (M) Alaska - - - 181 38 1,045 181 38 1,045 Western Reserves (Bcfe) 2006 Prod. (MMcfe/d) 12/31/06 Net Acreage (M) 52 9 739 704 132 258 756 141 997 Southern 603 195 171 Reserves (Bcfe) 2006 Prod. (MMcfe/d) 12/31/06 Net Acreage (M) 338 55 227 FST* THX** Total 941 250 398 Consolidated 1,455 310 5,596 Reserves (Bcfe) 2006 Prod. (MMcfe/d) 12/31/06 Net Acreage (M) 655 204 910 2,110 514 6,506

The “4-Point” Transformation September 2003 Continued reduction in costs Lower exposure to frontier exploration Implement acquisitions as an integral part of our investment program Maintain strong balance sheet September 2006 Grow organically Continue to identify attractive acquisition opportunities Continue reduction in costs Continue to preserve financial flexibility Transformation Everything has been changed - leadership, assets, focus GOM asset base to balanced North American onshore portfolio Multiple areas with visible, repeatable inventory Demonstrated ability for organic growth and strategic transactions Maintained cost control due to early focus Retained upside in undeveloped acreage, tax attributes and other assets Results in Upgraded Portfolio

Results from “4-Point” Transformation 990 272 1,161* 250 $2.16* 918 212 $2.00 310 17% CAGR 14% CAGR * Pro forma estimated proved reserves at December 31, 2005 for the spin-off and merger with ME 1,455 $2.15 3 Year FD&A at $2.11 RESERVE GROWTH ( Bcfe ) PRODUCTION ( MMcfe/d ) TOTAL CASH COSTS ($/Mcfe ) FD&A COSTS ( $/Mcfe ) $2.78 $2.65 $2.68 Keeping cash costs flat in a rising price environment 2003 2004 2005 2006 2004 2005 2006 2004 2005 2006 2003 2004 2005 2006

Targeted Acquisition Strategy Unocal 224 66 3,394 138 1.62 252 93 New Permian 113 25 4,520 109 1.04 32 5 Wiser Oil 330 64 5,156 191 1.73 388 288 Buffalo Wallow 235 25 9,400 120 1.96 33 11 Cotton Valley 255 13 19,615 110 2.32 26 14 Others 129 27 4,778 123 1.05 100 45 Houston Exploration 1,577 204 7,730 655 2.41 709 569 Total 2,863 424 6,752 1,446 1.98 1,540 1,025 Purchase Initial Net Undeveloped Price* Production $ Per Reserves $ Per Acreage Acreage ( $MM ) ( MMcfe / d ) Mcfe / d ( Bcfe ) Mcfe ( 000’s ) ( 000’s ) Acquisition Total F&D cost of $1.98 on 1.4 Tcfe of reserves without allocation Production per Mcfe/d acquired at $6,752 with R/P of 9.3 years Acquisition of primarily proved developed reserves, Forest retains upside * Purchase price includes original unadjusted cash and stock consideration and debt assumed in connection with the acquisition, and is not equal to the purchase price recorded in purchase accounting Note: Forest Corporate Transactions

Successful Acquire & Exploit Results Original Acquisition 1,249 741 1.69 Cash Flow / Production* (720) (182) 3.95 Special Dividend** (399) (95) 4.18 (Unocal and Wiser Offshore) Subtotal 130 464 0.28 Capital Projects 649 375 1.73 Total Investment 779 839 0.93 90% of original investment paid out - 63% of reserves remaining 38% of total investment paid out - 113% of reserves remaining * Does not include value or income from drilling rigs ** Dividend occurred on 3/2/06 and included properties from both the Unocal and Wiser acquisitions INVESTMENT RESERVES COST ( $MM ) ( Bcfe ) ( $ / Mcfe ) December 31, 2006 Including Recent E. Texas Acquisition

Cash Costs Per Unit Profile ( $ / Mcfe ) 2.65 2.77 2.68 LOE G&A Interest and Cash Taxes “Holding Costs In-Check in a Rising Price Environment” 1.69 1.79 1.74 0.34 0.42 0.30 0.62 0.56 0.64 0 0.5 1 1.5 2 2.5 3 2004 2005 2006

Free Cash Flow 637 635* 139 577 302 248 222 275 83 716* 524 130 717 654 589 EBITDA ($MM) Cash Flow ($MM) E&D Capital Expenditures ($MM) Free Cash Flow ($MM) * Includes $200 MM of proceeds from spin-off 46* 2H 2003 2004 2005 2006 2H 2003 2004 2005 2006 2H 2003 2004 2005 2006 2H 2003 2004 2005 2006

Natural Gas Swaps Contract Volumes (BBtu/d) 60.0 Weighted Average Price (per MMBtu) $7.88 Natural Gas Collars Contract Volumes (BBtu/d) 145.0* 73.1* Weighted Average Ceiling Price (per MMBtu) $9.27 $8.70 Weighted Average Floor Price (per MMBtu) $7.42 $7.10 Oil Swaps Contract Volumes (MBbl/d) 7.0** 6.5** 4.5** 1.5 Weighted Average Price (per Bbl) $70.03 $69.72 $69.01 $72.95 Oil Collars Contract Volumes (MBbl/d) 4.0 Weighted Average Ceiling Price (per Bbl) $87.18 Weighted Average Floor Price (per Bbl) $65.81 2007 Risk Management – Favorably Positioned HEDGING PRICE RISK 2008 2009 2010 * Includes 110.0 BBtu/d and 33.3 BBtu/d of collars in 2007 and 2008 that relate to Houston Ex’s hedge position. In addition, 20 of the 40 BBtu/d of 2008 natural gas collars are subject to a three-way floor price of $6.00 per MMbtu. ** Includes 3.5, 3.5 and 3.0 MBbl/d of swaps in 2007, 2008 and 2009 that relate to Forest Alaska Operating LLC ( As of May 20th, 2007 )

Financial Approach Free cash flow model to generate acquisition equity - Over $500 million in free cash flow in three years - Free cash flow supported acquisitions Balance fixed/floating risk exposures - Interest rates - Commodity hedging - Drilling rig ownership - Contract labor Firm control over cash costs - Project FOCUS in field - Quick hit projects - Protect our tax position Financial toolbox to value creation - Forest Alaska Operating LLC - Dividends - Stock buybacks - Asset portfolio management - Tax deferrals using approximately $700 MM NOLs

Houston Exploration Transaction

Key Transaction Terms 655 Bcfe estimated proved reserves, 65% PD, 97% gas 2006 production of 204 MMcfe/d, 96% gas Oil and Gas Assets Forest Oil Board and Management Management and Governance 2Q 2007 Expected Close Consideration Paid $1.6 billion transaction 23.8 million shares, $739 million cash, assume $100 million net debt Structure Tax free merger Consideration election and equalization

Transaction Rationale Accretive transaction on a cash flow, production and reserves per share basis 2006 activity and the THX transaction essentially trade GOM and Alaska for THX’s onshore resource play assets Attractively valued corporate transaction provides opportunity to repeat earlier success with Wiser and other corporate transactions INCREASES SHAREHOLDER VALUE SHARPENS OPERATIONAL FOCUS AND STRENGTHENS GROWTH Additional emphasis on low risk, repeatable drilling programs Acquired assets create a larger, highly-focused onshore resource company Solidifies S. Texas and E. Texas as growth areas Adds significant Rockies position inexpensively POSITIVE FINANCIAL IMPACT Allows FST to apply free-cash model and cost control to THX asset base Portfolio rationalization and capex re-allocation allows focus on core operating areas DELIVERS ON OUR ACQUISITION STRATEGY FST has proven “acquire & exploit” talent Corporate transactions are harder to execute but are attractively valued

Plan For These Assets - 4 Point Strategy GROW ORGANICALLY Increase drilling activity in E. Texas and Niobrara shallow gas plays Capitalize on exposure to horizontal drilling in S. Texas and E. Texas Initiate gas liquids processing to enhance recoveries IDENTIFY ATTRACTIVE ACQUISITION OPPORTUNITIES REDUCE COSTS Apply project FOCUS to keep LOE flat Reduce G&A Lower product gathering and transportation costs PRESERVE FINANCIAL AND PERSONNEL FLEXIBILITY Decrease annual capex spending by about $200 million and focus on high-return projects Transform into a free-cash flow generator Maintain THX Houston office for business unit and support services Look to acquire additional interests in and around core areas of the asset base Use size and scale of S. Texas and E. Texas position to consolidate smaller players

2007 Growth Areas THX THE “BIG FIVE” THE “UP AND COMERS” THE “ROCK STEADIES” THE “FLYERS” Buffalo Wallow Area Wild River Cotton Valley - FST & THX Katy S. Texas Lobo Greater Vermejo/Haley Ansell Foothills Barnett Shale Arkoma NE Colorado Niobrara Evi / Slave Point Oil Central Permian Oil San Juan Rockies - FST Uinta International New Ventures (CBM & Shale) FST

Multiple Platforms Provide “Next Step” in Growth Production Buffalo Wallow Katy Wild River Cotton Valley Up and Comers Time

Prospect Inventory Has Expanded Greater Buffalo Wallow Area 656 - 722 - Canada Deep Basin and Foothills 153 - 102 - Ark-La-Tex 246 605 158 224 South Texas 21 395 74 349 Barnett Shale 119 - 129 - Permian 1,237 - 622 - Rockies** / Niobrara 352 1,811 55 492 Total 2,784 2,811 1,862 1,065 KEY GROWTH AREAS FST THX FST THX * Does not include current estimated proved reserves ** Does not include THX Uinta gross project inventory or net unrisked potential (Bcfe) Total identified project inventory of 5,595 projects and total net unrisked potential of 2.9 Tcfe (Bcfe) GROSS PROJECT INVENTORY NET UNRISKED POTENTIAL* September 30, 2006

Forest Oil/Houston Exploration Assets

Western

Western Business Unit


NORTH ANVIL
North Dakota
Montana
JONAH
Wyoming
WHITNEY CANYON
WILD ROSE
ANSCHUTZ RANCH
ALTAMONT-BLUEBELL
NIOBRARA
UNITA
Utah
Colorado
BUFFALO WALLOW
SAN JUAN
New Mexico
ELK CITY
SOUTH VACUUM
TEX-MEX
EAST APACHE
FULLERTON
MARTIN
VERMEJO
APOLLO
Texas
HALEY



- Since August 2003, net production has increased from 57 MMcfe/d to 125 MMcfe/d under the 4-Point Game Plan
- Current program has approximately 289 wells to be drilled in 2007

- **EXISTING PORTFOLIO / HIGHLIGHTS**
  - Texas Panhandle - Buffalo Wallow
  - Permian Basin
    Vermejo, Haley, Apollo, Fullerton, Tex-Mex, Martin
  - Rockies
    Wild Rose, Jonah, North Anvil
  - San Juan Basin
- **RESOURCE UPSIDE**
  - Panhandle development drilling
  - Waterfloods, downspacing and development drilling in Permian Basin
  - Excellent undeveloped acreage position
  - Rockies, Greater Vermejo / Haley Area, Panhandle
  - Downspacing in Rockies, San Juan, Oklahoma, Permian & Panhandle
- **OTHER ASSETS**
  - Gas plants at Whitney Canyon, Greater Vermejo/Haley Area, Anschutz Ranch and Altamont Bluebell
  - Own rigs to drill Forest prospects

Greater Buffalo Wallow - Texas Panhandle Field approved for 20 acre downspacing 656 estimated non-proved locations identified at 12/31/06 5 rigs currently drilling Record net production of 41 MMcfe/d in Q1 2007 (produced 20 MMcfe/d when acquired) Increased acreage to 45,400 gross acres Completed two recent deeper Granite Wash tests at Frye Ranch Offset discoveries in Hunton & Springer Horizontal drilling being implemented by industry in the area Hemphill County Wheeler County Currently Drilling 2007 Well Locations

Greater Vermejo / Haley Area 2007 re-entry activity 1 rig program Cost effective extension of Strawn / Atoka / Morrow play concept through utilization of existing wellbores Increased gross acreage to 45,200 acres Acquired approximately 650 sq. miles of new 3D seismic, currently processing and interpreting HALEY FIELD Re-entry Re-entered Completed Completed Drilling Vermejo Re-entered Forest Oil Recent Activity Currently Drilling Haley New Completions Haley Drilling/Completing Re-entered Re-entered Re-entered Dimmit/Slash Ranch

Western Business Unit - Rocky Mountains



NORTH ANVIL
Montana
North Dakota
South Dakota
Wyoming
JONAH
WILD ROSE
HICKORY
Nebraska
ALTAMONT-BLUEBELL
NIOBRARA
UINTA
Utah
Colorado
Kansas
SAN JUAN BASIN
Oklahoma
Arizona
New Mexico



- North Anvil Field
  - "Impact" Structure Analogous to Red Wing Creek Field
  - First well tested 280 Boe/d
  - Two additional wells tested 300 – 400 Boe/d
  - Additional drilling planned for late 2007
- Jonah
  - 10 acre down spacing approved
  - 3 additional drillable locations
  - Drilling planned for late 2007
- Wild Rose/Wamsutter
  - 80 acre down spacing is working
  - 1 section pilot was successful
  - Participating in multi-component 3D seismic shoot
  - Permitting 10 locations
  - Drilling planned for 2008

Rockies Overview - Colorado Niobrara Play 1,890 + drilling locations 672,600 gross acres (471,700 net) 340 sq. mi. of proprietary 3D seismic Recent Santos acquisition adds 170,000 gross acres Plan to increase activity in the area Attractive development costs approximately $1.00 per Mcfe THX Acreage 3-D Outline

Natural Buttes Area 2,500 + potential drilling locations 163,900 gross acres (97,600 net) Substantial gas resource in place Near Forest’s Altamont/Bluebell position in the Uinta Basin Near term plan to reduce activity and move rigs to Wamsutter or E. Texas Maintain long term option on Rockies gas Rockies Overview - Utah Questar EnCana Dominion Gasco Barrett Anadarko/EOG Mak-J Del Rio/Orion Wind River/Barrett Royale CDX Retamco Barrett THX Partial Uinta Basin: Natural Buttes Area THX 100%

Canada

Canadian Business Unit


MACKENZIE DELTA /
BEAUFORT SEA
EVI
NARRAWAY
COPTON / CUTPICK
/ PALLISER
WILD RIVER
ANSELL HINTON
/ OBED
HAYTER
WATERTON

- EXISTING PORTFOLIO / HIGHLIGHTS
  - Wild River development (downspacing) and exploration (deep)
  - Foothills exploration at Palliser, Copton, Narraway, Ojay & Waterton
  - Ansell – Cadomin play
  - Evi/Slave Point Oil - Resource Play
  - Large acreage position in Plains and Foothills
  - Beaufort Sea / MacKenzie Delta unbooked discoveries of 242 Bcfe (drilled, completed & tested)
- OTHER ASSETS
  - Plant and pipeline infrastructure
  - Marketing joint venture w/ Cinergy
  - $200 MM Tax pools



- Increased production approximately 53 MMcfe/d from August 2003 to 84 MMcfe/d in 1st quarter 2007 after implementation of 4-Point Game Plan
- Over 730,000 net acres, 80% undeveloped

Canadian Deep Basin - Cretaceous Play


T58
T57
R25
R24
R23W5
Potential Locations
Producing Well
Currently Drilling


T54
T53
R21
R20
R19W5
Potential Locations
Recent Completions
Currently Drilling

Wild River

- 160 acre down-spacing and commingling approved
- Approximately 60 locations identified
- Very active area for shallow gas exploration/development
- 28,800 gross acres, average WI 50%
- Record net production of 39 MMcfe/d in Q1 2007 (produced 9 MMcfe/d when acquired)
- New frac techniques resulted in best wells to date

Ansell

- New area for shallow gas exploration/development
- Recently increased gross acreage to 26,200
- Average WI: 50%
- Extensive 3D Seismic coverage
- 2 wells completed in Q1 at a combined 5.0 MMcfe/d
- The next Wild River ?

Hinton

- 10,300 gross acres
- Last well tested 6.5 MMcfe/d - best to date


Technique Enhancement
Next Application

Canada Business Unit – Wild River Net Production ( Net MMcfe/d ) 5 9 13 17 21 25 29 33 37 41 4Q 2004 1Q 2005 2Q 2005 3Q 2005 4Q 2005 1Q 2006 2Q 2006 3Q 2006 4Q 2006 1Q 2007

Canada Business Unit – Palliser/Narraway PALLISER/NARRAWAY Working Interest 50-100% on 57,000 gross acres 2 wells drilled in 2007 Over 15 potential drill locations beyond 2007 Deep sour gas potential 2 recent wells completed at 2 MMcfe/d at Palliser Narraway pipeline completed in the 1st quarter 2007, connecting 12 MMcfe/d to sales T59 T60 T61 R8W6 R9 R10 R11 10-33 10-13 Lynx Dunvegan Gas Field Over 75 BCF Produced Potential Cretaceous Locations Recent Completions Potential Deep Sour Locations 2006 Drills to date T62 T63 T64 Potential Cretaceous Locations Recent Completions Potential Deep Sour Locations 2006 Drills to date

Deep Sour Gas Play Gross Acres: 13,000 WI: 12-20% 2007 drilling 2 horizontal wells in progress Waterton 10-30 producing at 12.4 MMcfe/d Potential Locations 2006 Drill Current Wabamun Producers Wabamun and Mississippian Canada Business Unit – Waterton

Southern

South Texas - Property Portfolio Large gas resource play Lobo cumulative production 7 Tcfe Katy cumulative production 10 Tcfe Combined 185,000 net acres Critical mass of assets to allow for optimization of drilling, completion and operating expenditures Same geologic trends throughout property base Adds to Katy operations and ongoing exploitation Katy Bonus McAllen Ranch Sabine Mercy Guerra Lobo Charco Texas Lobo / Perdido Wilcox Yegua Frio / Vicksburg Existing FST Fields Existing THX Fields

South Texas - THX Overview



Webb
Jim Wells
Duval
Vaquillas Ranch
Hubberd
Kleberg
S. Laredo
Benavides/El Refugio
TCB
Alexander
Zapata
N.E. Thompsonville
Trevino
Charco
Brooks
Jim Hogg
Kenedy
N. Roleta
Los Indios
Starr
Rincon
Willacy
Hidalgo
San Carlos
Cameron
THX Acreage
3-D Coverage
FST Fields

- Wilcox/Lobo/Vicksburg Trend
  - 500 + drilling locations
  - 117,000 gross acres (91,500 net)
  - 2,445 sq. mi. licensed 3D seismic
- Drilling and imaging developments will continue to create opportunities
- High production - short cycle time
- Exposure to shallow and deep objectives
- Excellent fit with Forest's South Texas operations
- Horizontal drilling and exploration potential

35

Katy Field Took over full operations August 1, 2006 Since that time: Sparks Drilling Program First well IP’d at 2.3 MMcf/d Next two wells combined at 4.4 MMcf/d Three additional wells possible Q4 2007 Frio Program totaled IP’s of 4.9 MMcf/d Wilcox Recompletion Program First four wells IP’s of 3.0 MMcf/d 5 additional recompletion program ongoing Yegua Recompletion Program First three combined IP at 1.5 MMcf/d 8 additional recompletion program ongoing Gross Production increased 69% to 22 MMcfe/d in the 1st Quarter of 2007 Successful Frio Drill Well Q4-06 Successful Sparks Drill Well Q1-07 PUD Sparks Drill Well - 2007 Ongoing Wilcox Recompletions Ongoing Yegua Recompletions PUD Wilcox Drill Well - 2007

Eastern

Mercy Sweet Lake Deer Island W. White Lake Cotton Valley Area Bayou Postillion Saturday Island Houma Eastern Business Unit EXISTING PORTFOLIO / HIGHLIGHTS Large contiguous acreage with 3D seismic Sabine – 157,000 gross White Lake/Sweet Lake – 19,000 gross Barnett Shale – 24,000 gross Recently completed Abdalla #1 was flowing to sales at 7.7 MMcfe/d gross Purchased 110 Bcfe in Cotton Valley in February 2006. FOC Non-Operated FOC Operated Barnett Shale Sabine Arkoma

East Texas Cotton Valley



Marion County
Woodland, Pettit
Haggerty Creek
Gladys Davis
Adams
FOC Planned Horizontal
SW Woodlawn
Hardwood
Willow Springs
Harrison County
Wallace
Devon CV Horizontal Activity
Tatum, N
Hardwood, S
Greg County
Beckville
Oak Hill Area
Carthage, N
Carthage Area
Minden
Carthage
Panola County
Rusk County
10 Miles
Forest Acreage
THX Acreage
Fields

- Multiple rig, multiple year drilling inventory
  - Adds 400 + locations to 349 already in Forest's inventory
  - Combined 41,000 net acres
- Good geographic fit with Forest's East Texas assets
- Horizontal drilling potential
- Strengthens position in basin to achieve critical mass
- Synergy with Forest LP gas gathering system

39

Arkoma Overview Caney/Woodford Shale Barnett Shale Fayetteville Shale 1 2 3 Multiple rig, multiple year drilling inventory 400 + drilling locations 71,000 gross acres (40,200 net) Shale potential 11,285 net acres leased in SWN AMI Low risk, low cost repeatable play with downspacing potential Compression upside THX/SWN AMI (11,285 Net Acres) THX Acreage (40,200 Net Acres)

0 6 Miles HILL SOMERVELL JOHNSON HOOD ERATH BOSQUE HAMILTON Barnett Shale - Fort Worth Basin 24,000 gross acres in Hill, Erath and Hamilton counties with an additional 10,000 acre option 50/50 exploration joint venture agreement in Hill County First horizontal well tested at 2.1 MMcfe/d 3D seismic planned for remaining acreage Delineation of Barnett Shale acreage with approximately 6 wells planned in 2007 Industry success recently near Hill County JV Approximate Acreage Position Currently Drilling

2007 Business Plan

Forest Production Profile Western Canada Southern Alaska ( MMcfe/d ) 26% CAGR 212 250 272 310 540* July 31, 2003: Implementation of Initial “4-Point” Game Plan (focused on balancing the portfolio) * Forest’s 2007 business plan assuming acquisition of assets at 1/1/07 61 87 115 132 153 51 65 72 85 88 43 54 44 55 261 57 44 41 38 38 0 100 200 300 400 500 600 2003 2004 2005 2006 2007e

Pro Forma Combined 2007 (e) E&D Capex $589 $490 Total Combined $1,079 Rationalization and synergies of pro forma capital expenditures will eliminate almost $200 million in spending 2006 Forest Oil $589 Houston Exploration (e) $490 2006 (e) Combined 2007 (e) Business Plan* $900 $179 Forest’s Business Plan $900 ( $MM ) * Forest’s 2007 business plan assuming acquisition of assets at 1/1/07

Compelling Investor Appeal Uniquely positioned mid-cap with critical mass in multiple high quality basins Each business unit has at least one growth area Have critical mass in five attractive basins (E. Texas, Permian, Anadarko, Alberta and Rockies) Well-balanced resource play with visible organic growth profile Extensive exploitation inventory Attractive exploration upside; 5.2 million net undeveloped acres at 12/31/06 Successful acquisition and exploitation track record fueling steady replenishment of drilling opportunities Total FD&A expenditures over the last 3 years of $2.0 billion, at a FD&A cost of $2.11/Mcfe Significant additional financial and operational assets supplement net asset value $1.1 billion dividend in March, 2006 demonstrates management commitment to its shareholders

Cautionary Statements The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use the terms “probable” and “possible” reserves, reserve “potential” or “upside” or other descriptions of volumes of reserves potentially recoverable through additional drilling or recovery techniques that the SEC’s guidelines strictly prohibit Forest from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being actually realized by us. Investors are urged to consider closely the disclosure in Forest’s Form 10-K for fiscal year ended December 31, 2006, available from Forest at 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations. You can also obtain this form from the SEC by calling 1-800-SEC-0330. This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities that Forest assumes, plans, expects, believes, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this presentation are based on management's current belief, based on currently available information, as to the outcome and timing of future events. Forest cautions that its future natural gas and liquids production, revenues and expenses and other forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration for and development and production and sale of oil and gas. These risks include, but are not limited to, price volatility, inflation or lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating future oil and gas production or reserves, and other risks as described in reports that Forest files with the Securities and Exchange Commission (SEC), including its 2006 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Also, the financial results of Forest's foreign operations are subject to currency exchange rate risks. Any of these factors could cause Forest's actual results and plans to differ materially from those in the forward-looking statements. This presentation includes “net debt”, which is a non-GAAP financial measure. Please go to our website, www.forestoil.com, for a reconciliation of the non-GAAP financial measures to the most comparable GAAP financial measures.

Cautionary Statements (cont.) These materials are not a substitute for the registration statement that was filed with the SEC in connection with Forest’s proposed acquisition of Houston Exploration, or the joint proxy statement/prospectus that was mailed to shareholders on or about May 4, 2007. Investors are urged to read the joint proxy statement/prospectus as it contains important information, including detailed risk factors. The registration statement and other documents filed by Forest and Houston Exploration with the SEC are available free of charge at the SEC's website, www.sec.gov , or by directing a request when such a filing is made, to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request to The Houston Exploration Company, 1100 Louisiana Street, Suite 2000 Houston, TX 77002, Attention: Investor Relations. This news release does not constitute an offer to sell or a solicitation of an offer to buy any shares of Forest or Houston Exploration common. Forest, its directors, executive officers and certain members of management and employees, may be considered “participants in the solicitation” of proxies from Forest’s shareholders in connection with the Houston Exploration acquisition. Information regarding such persons and a description of their interest in the acquisition is contained in the joint proxy statement/prospectus. THX, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from THX’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition is contained in the joint proxy statement/prospectus.